UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 3)

Crinetics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22663K 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Venture Capital V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 360,028 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 360,028 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,028 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.8% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”) and Versant Venture Capital V (Canada) LP (“VVC CAN”). Versant Ventures V, LLC (“VV V”) is the sole general partner of VVC V, VAF V and VOA. Samuel D. Colella (“Colella”), William J. Link (“Link”), Bradley Bolzon, Ph.D (“Bolzon”), Jerel C. Davis (“Davis”), Kirk G. Nielsen (“Nielsen”), Thomas Woiwode (“Woiwode”) and Robin L. Praeger (“Praeger”) are managing directors of VV V. Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”) is the sole general partner of Versant Ventures V (Canada), L.P. (“VV V CAN”, and, together with VVC V, VV V, VAF V, VOA, VVC CAN, and VV V CAN GP, the “Reporting Persons”). VV V CAN is the sole general partner of VVC CAN. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are directors of VV V CAN GP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

These shares are held by VVC V. VV V is the sole general partner of VVC V and may be deemed to have voting and dispositive power over the securities held by VVC V. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V.

(3)

This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on November 5, 2021 (the “Form 10-Q”).

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,841 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,841 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,841 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VAF V. VV V is the sole general partner of VAF V and may be deemed to have voting and dispositive power over the securities held by VAF V. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VAF V.

(3)	This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q.

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,092 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,092 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,092 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VOA. VV V is the sole general partner of VOA and may be deemed to have voting and dispositive power over the securities held by VOA. Colella, Link, Bolzon, Praeger, Davis, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VOA.

(3)	This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q.

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Ventures V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 382,961 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 382,961 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,961 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.8% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes (i) 360,028 shares held by VVC V, (ii) 10,841 shares held by VAF V and (iii) 12,092 shares held by VOA. VV V is the sole general partner of VVC V, VAF V and VOA and may be deemed to have voting and dispositive power over the securities held by VVC V, VAF V and VOA. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are managing directors of VV V and share voting and dispositive power over the shares held by VVC V, VAF V and VOA.

(3)	This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q.

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,399 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,399 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,399 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Each of VV CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3)	This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q.

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,399 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,399 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,399 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Each of VV CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3)	This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q.

CUSIP No. 22663K107	13G

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 27,399 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 27,399 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,399 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN and VV V CAN is the sole general partner of VVC CAN. Each of VV CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN. Colella, Link, Bolzon, Davis, Praeger, Nielsen and Woiwode are directors of VV V CAN GP and share voting and dispositive power over the shares held by VVC CAN.

(3)	This calculation is based upon 47,499,886 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q.

Introductory Note: This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 14, 2019, as amended by Amendment No. 1 filed with the Commission on February 14, 2020 and Amendment No. 2 filed with the Commission on February 16, 2021 (collectively, the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4. Ownership.

The following information with respect to the ownership of the Issuer’s Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

(a) Amount beneficially owned:

See line 9 of each cover sheet.

(b) Percent of class:

See line 11 of each cover sheet.

(c) Number of shares as to which the person has:

i. Sole power to vote or to direct the vote: see line 5 of cover sheets.*

ii. Shared power to vote or to direct the vote: see line 6 of cover sheets.*

iii. Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

iv. Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of its pecuniary interest therein.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

Versant Venture Capital V, L.P.
By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Affiliates Fund V, L.P.
By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ophthalmic Affiliates Fund I, L.P.
By:	Versant Ventures V, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures V, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital V (Canada) LP
By:	Versant Ventures V (Canada), L.P.
Its:	General Partner
By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V (Canada), L.P.
By:	Versant Ventures V GP-GP (Canada), Inc.
Its:	General Partner
By:	/s/ Robin L. Praeger
Robin L. Praeger, Director

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Robin L. Praeger
Robin L. Praeger, Director